SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 6037604

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is the registrant’s press release issued on October 13, 2016, entitled “VBL Therapeutics Announces Plans to Establish New Manufacturing Facility”. This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-207250), filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2015, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: October 13, 2016	By:	/s/ Dror Harats
Name: Dror Harats Title: Chief Executive Officer

VBL Therapeutics Announces Plans to Establish New Manufacturing Facility

Company is Gearing Up for Future Commercialization of its Phase 3 Oncology Drug Candidate VB-111

TEL AVIV, Israel, October. 13, 2016 (GLOBE NEWSWIRE) — VBL Therapeutics (NASDAQ:VBLT), today announced that it has engaged in a long-term lease contract of a new stand-alone facility in Modiin, Israel. The site will house VBL’s local biological drugs manufacturing facility, as the company plans ahead for potential commercialization of VB-111.

The site design enables modular expansion of the manufacturing capacity, to supply growing demand following commercialization, while requiring only limited capital resources in the immediate stage. The near-term investment is not expected to materially impact VBL’s cash position. The Company projects that its current cash will suffice to support operations into 2019, beyond the readout of the pivotal GLOBE trial, while supporting a potential registration trial in ovarian cancer and the investment in the new facility. In addition, VBL expects that the establishment of the new facility will qualify for increased governmental financial incentives.

“Securing this new facility in Modiin fits strategically with our development plans and is an important step as we advance multiple clinical trials and move closer to potential commercialization of VB-111,” stated Dror Harats, Chief Executive Officer of VBL Therapeutics.

The new facility will also include the company’s headquarters, discovery research and clinical development. VBL intends to operate and relocate to the new site in the second half of 2017.

VBL said that future commercial supply of VB-111 will likely involve a complementary source of supply, probably via a Contract Manufacturing partner in North America, although those plans have not yet been set.

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, VB-111, is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. VB-111 is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >170 cancer patients and we have observed its efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. The mechanism of VB-111 combines blockade of tumor vasculature with an anti-tumor immune response. This mechanism retains activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor. VB-111 is currently being studied in a Phase 3 pivotal trial for Recurrent Glioblastoma (rGBM). The trial is being conducted under an FDA Special Protocol Assessment (SPA), and VB-111 has obtained fast track and Orphan designations.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the clinical development of VB-111 and its therapeutic potential and clinical results, including statements related to the GLOBE study and our cash position and funding requirements. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. In particular, results from our pivotal Phase 3 clinical trial of VB-111 in rGBM may not support approval of VB-111 for marketing in the United States, notwithstanding the positive results seen in prior clinical experience. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

(646) 597-6979